Exhibit 99.1

NEVADA GEOTHERMAL POWER INC. AND ORMAT NEVADA INC. TO DEVELOP THE CRUMP GEYSER GEOTHERMAL AREA, LAKE COUNTY OREGON

Vancouver, B.C. (November 1, 2010), Nevada Geothermal Power Inc. (TSX.V: NGP, OTCBB: NGLPF) and Ormat Nevada Inc., a wholly-owned subsidiary of Ormat Technologies Inc. (–NYSE-ORA) are pleased to announce that they have signed a letter agreement under which they have agreed to jointly develop, construct, own and operate one or more geothermal power plants at the Crump Geyser Project Area located in Lake County, Oregon. The parties will form a limited liability company, Crump Geothermal Company LLC ("CGC"), for such purpose that will be owned by Nevada Geothermal Power Company, a wholly-owned subsidiary of Nevada Geothermal Power Inc. ("NGP"), and Ormat Nevada Inc., on a 50:50 basis.

The parties plan to start construction and drill at least one development well for the first power plant with an expected generation capacity of up to 30 MW in 2010 and to place the plant in service before the end of 2013 so as to qualify for the Treasury Cash Grant under Section 1603 of the American Recovery and Reinvestment Act (“ARRA”). The parties also intend to apply for a Department of Energy loan guarantee under Section 1705 of the ARRA.

Under the Agreement between NGP and Ormat, NGP will contribute its title and interest in Crump Geyser Project geothermal leases, technical and engineering data, existing permits and the benefit from the on-going Department of Energy (DOE) cost-share grant for exploration in relation to the Crump Geyser area. Ormat will fund 100% of the initial development activities of CGC in the amount of US$15 million and pay NGP US$2.5 million in installments over a three year period.

After the initial development expenses funded by Ormat are expended, the parties will each be responsible for funding their 50% share of costs; however, NGP has the option to borrow under a bridge financing facility from Ormat for all or part of NGP’s share of costs up to US$15 million. Any bridge loans extended to NGP by Ormat will mature on the earlier of CGC obtaining third party non-recourse financing or upon achieving commercial operations, with an additional 90- day extension for any portion of bridge debt to be repaid from proceeds of the Treasury Cash Grant.

If either party to the agreement fails to make its pro-rata payment of an approved budget, the non-contributing party will be subject to customary dilution of its equity interest. If NGP is diluted, it will have an option to reinstate its 50% ownership position up to the date of commercial operation of the power plant. In no event will the NGP’s ownership interest be diluted below 20%.

If the parties elect to construct an expansion project, each party shall be entitled to participate with a 50% interest and dilution provisions will also apply except that NGP will not enjoy dilution protection with respect to expansions.

Ormat will be the EPC contractor for the power plant which will utilize Ormat's proprietary generating and other balance of plant equipment. Ormat will be responsible for all development activities and will provide plant operations and management services to CGC. The parties will establish a management committee, comprising two representatives from each party, that will have general oversight responsibility and will approve the EPC contract, power purchase agreements, long term project financing, and development plans for any expansion.

“We are excited to develop the Crump Geyser Project with Ormat as our partner. Mobilization of NGP’s and Ormat’s combined resources offers the opportunity for expeditious development in order to have CGC qualify for the current ITC/Grant program and to have the plant constructed and operational before the 2013 deadline”, stated Brian Fairbank, CEO of NGP.

"We are happy to join forces again with Nevada Geothermal Power, building on the strong relationship the two companies established when Ormat provided the EPC for NGP’s Blue Mountain Project," said Yoram Bronicki, President and Chief Operating Officer of Ormat Technologies, Inc. "The CGC project increases Ormat's portfolio of projects that are eligible for the ITC/Treasury Cash Grant program, and gives us access to a strong geothermal resource. We look forward to working with NGP as our partner to bring this project on-line as quickly as possible."

About Ormat Technologies

Ormat Technologies, Inc. is the only vertically-integrated company primarily engaged in the geothermal and recovered energy power business. The Company designs, develops, owns and operates geothermal and recovered energy-based power plants around the world. Additionally, the Company designs, manufactures and sells geothermal and recovered energy power units and other power-generating equipment, and provides related services. The Company has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. Ormat products and systems are covered by 75 U.S. patents. Ormat has engineered and built power plants, that it currently owns or has supplied to utilities and developers worldwide, totaling approximately 1300 MW of gross capacity. Ormat’s current generating portfolio includes the following geothermal and recovered energy-based power plants: in the United States - Brady, Brawley, Heber, Mammoth, Ormesa, Puna, Steamboat, OREG 1, OREG 2, OREG 3 and OREG 4; in Guatemala - Zunil and Amatitlan; in Kenya – Olkaria III; and, in Nicaragua - Momotombo.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal power plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and Black Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to each Company’s plans, objectives and expectations for future operations and are based upon its management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties see "Risk Factors" as described in Ormat Technologies, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2010 and by Nevada Geothermal Power Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2010.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.